EXHIBIT 99.4






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       TELEMIG CELULAR S.A.                       AMAZONIA CELULAR S.A.
       Publicly-held Company                      Publicly-held Company
  CNPJ/MF N(0) 02.320.739/0001-06            CNPJ/MF N(0) 02.340.278/0001-33
     NIRE N(0) 31 3 0001299 9                   NIRE N(0) 15 3 0001829 3

          TELEMIG CELULAR                          TELE NORTE CELULAR
        PARTICIPACOES S.A.                         PARTICIPACOES S.A.
       Publicly-held Company                      Publicly-held Company
  CNPJ/MF N(0) 02.558.118/0001-65            CNPJ/MF N(0) 02.558.154/0001-29
     NIRE N(0) 53 3 0000577 0                   NIRE N(0) 53 3 0000576 1

    TELPART PARTICIPACOES S.A.                  NEWTEL PARTICIPACOES S.A.
       Publicly-held Company                      Publicly-held Company
  CNPJ/MF N(0) 02.591.814/0001-73            CNPJ/MF N(0) 02.604.997/0001-14
     NIRE N(0) 33 3 0026038 2                   NIRE N(0) 33 3 0026042 1

       OPPORTUNITY MEM S.A.                          FUTURETEL S.A.
       Publicly-held Company                      Publicly-held Company
  CNPJ/MF N(0) 02.607.723/0001-89            CNPJ/MF N(0) 02.465.783/0001-04
      NIRE N(0) 3330026037-4                    NIRE N(0) 33 3 0016766 8






                                  MATERIAL FACT



With due regard for the provisions of article 157, paragraph 4 of Law No. 6.404/76 and CVM Instruction CVM No. 358/02, TELEMIG CELULAR S.A. ("Telemig Celular"), AMAZONIA CELULAR S.A. ("Amazonia Celular"), TELEMIG CELULAR PARTICIPACOES S.A. ("Telemig Participacoes"), TELE NORTE CELULAR PARTICIPACOES S.A. ("Tele Norte Participacoes"), TELPART PARTICIPACOES S.A. ("Telpart"), NEWTEL PARTICIPACOES S.A. ("Newtel"), OPPORTUNITY MEM S.A. ("Opportunity Mem") and FUTURETEL S.A. ("Futuretel") hereby publicly disclose the following Material
Fact:

Futuretel, indirect holding company of Telpart, through its participation in the capital of Opportunity Mem and, in turn, the participation of the latter in the voting capital and in the total capital of Newtel, hereby notifies that TIW - Telesystem International Wireless Inc. ("TIW") and some of its affiliates, on the one side, and the signatories hereof as well as other legal entities under common control or related thereto (including Opportunity Asset Management Inc. and CVC/Opportunity

Equity Partners, Ltd.), its managers and shareholders, on the other side, has executed instruments of transaction, thus terminating the judicial litigation and claims existing among them and, in accordance with its terms, giving mutual release.

Concomitantly, the minority interest held by TPSA do Brasil Ltda. (new corporate name of TIW do Brasil Ltda.), represented by 468,150,368 voting shares, which correspond to 48% of the voting capital and total capital of Telpart, as per the structure approved by Anatel in Process No. 53500.006382/00, was transferred to Highlake International Business Company Ltd. ("Highlake").

Highlake is a company existing and validly organized pursuant to the laws of Barbados, whose shares are held by CVC/Opportunity Equity Partners, L.P. and Opportunity Fund, which already have interests in the voting capital of Futuretel.

In the privatization process of Telebras System held on July 29th, 1998, Telpart acquired the control of companies Telemig Participacoes and Tele Norte Participacoes (jointly with "Holdings Celulares"), which control Telemig Celular and Amazonia Celular, respectively, companies that are concessionaires of cellular telephone services in Regions 4 and 8 (jointly, "Concessionaires").

The transaction has as a consequence the resolution of the litigation existing between the parties and increasing the indirect interest of Futuretel's current shareholders in companies Telemig Celular, Amazonia Celular, Telemig Participacoes and Tele Norte Participacoes, vis-a-vis the importance of this industry and its perspectives.

After the transaction envisaged, the capital stock of Telpart will remain unchanged, without any modification of controlling group, the only change to occur being the internal reallocation of interests.


                         Rio de Janeiro, March 26, 2003


            Joao Alberto Santos                                    Joao Cox Neto
  Diretor de Relacoes com Investidores de             Diretor de Relacoes com Investidores de
Telemig Celular S.A. e Amazonia Celular S.A.      Telemig Celular Participacoes S.A. e Tele Norte
                                                            Celular Participacoes S.A.

          Veronica Valente Dantas                          Maria Amalia de Melo Coutrim
  Diretora de Relacoes com Investidores de                     Diretora de Relacoes

   Opportunity Mem S.A. e Futuretel S.A.           com Investidores de Newtel Participacoes S.A.


                            Ricardo Wiering de Barros
       Diretor de Relacoes com Investidores de Telpart Participacoes S.A.